As filed with the Securities and Exchange Commission on November 18, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                          (PURSUANT TO SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934)

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                             WESTPOINT STEVENS INC.
                                (Name of issuer)
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   961238 102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              CHRISTOPHER N. ZODROW
                          VICE PRESIDENT AND SECRETARY
                             WESTPOINT STEVENS INC.
                              507 WEST TENTH STREET
                            WEST POINT, GEORGIA 31833
                                 (706) 645-4000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                          COPIES OF COMMUNICATIONS TO:

                             HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

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                                OCTOBER 29, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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                            CALCULATION OF FILING FEE

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TRANSACTION VALUE:*    $66,000,000              AMOUNT OF FILING FEE:*   $13,200
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*BASED ON $22.00 CASH PRICE PER SHARE FOR 3,000,000 SHARES.


[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


AMOUNT PREVIOUSLY PAID: $13,200             FILING PARTY: WESTPOINT STEVENS INC.
FORM OR REGISTRATION NO. SCHEDULE 13E-4     DATE FILED: OCTOBER 29, 1999

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NY2:\851182\02\$8RY02!.DOC\80765.0004

      This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on October 29, 1999 (as amended, the "Statement"), relating to the tender offer by WestPoint Stevens Inc., a Delaware corporation, to purchase up to 3,000,000 shares of its common stock, par value $.01 per share (the "Shares"), at prices specified by its stockholders, net to the seller in cash, not greater than $22.00 nor less than $19.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 1999 and in the related Letter of Transmittal (which, as they may be amended from time to time, are herein collectively referred to as the "Offer"). The only Items being amended are those Items set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meaning given such terms in the Offer.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      Item 3(a) is hereby amended and supplemented by the following information:
On October 27, 1999, the compensation committee of the Board of Directors of the Company (the "Compensation Committee") granted to Holcombe T. Green, Jr., the Chairman and Chief Executive Officer of the Company, an award of 500,000 shares of Common Stock. If Mr. Green's employment with the Company terminates for any reason other than death, total and permanent disability, or a change of control of the Company, prior to October 27, 2004, Mr. Green will be obligated to return to the Company a pro rata portion of the 500,000 shares of Common Stock. On October 27, 1999, the Compensation Committee also authorized a grant to Mr. Green of options to purchase 1,000,000 shares of Common Stock at a price of $18.75 per share. The grant of 800,000 of the 1,000,000 options is subject to shareholder approval of an amendment to the Company's Omnibus Stock Incentive Plan. The options vest over a period of five years, 200,000 on each anniversary of the date of grant.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

      Item 4 is hereby amended and supplemented by incorporation by reference herein of the information set forth above under Item 3(a).


ITEM 8. ADDITIONAL INFORMATION.

      Item 8(a) is hereby amended and supplemented by incorporation by reference herein of the information set forth above under Item 3(a).


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 is hereby amended and supplemented by the addition of the following exhibits thereto:

         (c)(1) Stock Award Agreement between the Company and Holcombe T. Green, Jr.

         (c)(2)   Incentive Stock Option Grant


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                                    SIGNATURE


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WESTPOINT STEVENS INC.

                                    By: /s/ Christopher N. Zodrow
                                        -------------------------------------
                                        Christopher N. Zodrow
                                        Vice President and Secretary

Date:  November 18, 1999












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
                                INDEX TO EXHIBITS



            Item                                  Description
            ----                                  -----------

           (c)(1) Stock Award Agreement between the Company and Holcombe T. Green, Jr.

           (c)(2)               Incentive Stock Option Grant














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